Banco Bradesco S.A.
		Exhibit 6.1

Earnings per share	December 31,
	2012	2011	2010
Weighted average number of preferred shares outstanding (in shares)	1,907,702,283	1,906,821,919	1,881,367,208
10% right for preferred shares	190,770,228	190,682,192	188,136,721
Adjusted weighted average number of preferred shares outstanding (in shares) for EPS calculation	2,098,472,511	2,097,504,111	2,069,503,929
Weighted average number of common shares outstanding (in shares)	1,909,848,315	1,908,948,826	1,880,830,018
Total weighted average number of shares outstanding (in shares) (A)	4,008,320,826	4,006,452,937	3,950,333,947
Net income (in thousands of reais) (B)	R$ 11,291,570	R$ 10,958,054	R$ 9,939,575
EPS for common shares (B)/(A) = (C)	R$ 2.83	R$ 2.74	R$ 2.52
EPS for preferred shares (C) +10%	R$ 3.12	R$ 3.01	R$ 2.77